May 15, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director

Evan S. Jacobson, Attorney-Advisor

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Re:	Facebook, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed May 15, 2012

File No. 333-179287

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company” or “Facebook”) in connection with the filing of Amendment No. 7 (“Amendment No. 7”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-179287) filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2012 (the “Registration Statement”). We have enclosed with the copy of this letter that is being transmitted via overnight delivery eight (8) copies of Amendment No. 7 in paper format, which have been marked to show changes from Amendment No. 6 to the Registration Statement.

The Company has revised the disclosure on page 73 of Amendment No. 7 in response to an oral comment received from the staff of the Commission (the “Staff”) on Monday, May 14, 2012. In addition, Amendment No. 7 reflects changes to the Registration Statement that give effect to an increase in the per share price range for the initial public offering, and the Company has updated the disclosure on page 79 of Amendment No. 7 to explain the difference between the fair value of the Company’s Class B common stock as of January 31, 2012 and the revised per share price range. The Company has also made other immaterial changes to the disclosure in Amendment No. 7.

* * * * * * * *

Securities and Exchange Commission

May 15, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Gordon K. Davidson at (650) 335-7237.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:

David A. Ebersman, Chief Financial Officer

Theodore W. Ullyot, Vice President, General Counsel, and Secretary

David W. Kling, Deputy General Counsel

Michael L. Johnson, Associate General Counsel

Facebook, Inc.

Gordon K. Davidson

James D. Evans

Fenwick & West LLP

William H. Hinman, Jr.

Daniel N. Webb

Simpson Thacher & Bartlett LLP